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                         March 20, 2024

       Matthew Cullen
       General Counsel
       Porch Group, Inc.
       411 1st Avenue S., Suite 501
       Seattle, Washington 98104

                                                        Re: Porch Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2024
                                                            File No. 333-277992

       Dear Matthew Cullen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aliya
Ishmukhamedova at 202-551-7519 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Andrew Moore